# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RF Acquisition Corp II, CIK 0002012807
CUSIP: G75389109
Title of class of securities: Common
Address of issuer's principal executive offices: 111 Somerset Road, No 05-07, Singapore, Singapore (U0), 238164
Date of event which requires filing of this statement: 08/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001072613-24-000609
Filed by CIK 0001048703

## Reporting persons
- KARPUS MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 989,433; shared voting power 0; sole dispositive power 989,433; shared dispositive power 0; aggregate amount beneficially owned 989,433 (24.75% of the class)

## Item 1. Issuer
Name of issuer: RF Acquisition Corp II
Address of issuer's principal executive offices: 111 Somerset Road No 05-07 Singapore, 238164 Singapore

## Item 2. Person Filing
Name of person filing:
This statement is being filed by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus" or the "Reporting Person"). Karpus is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. Karpus is controlled by City of London Investment Group plc ("CLIG"), which is listed on the London Stock Exchange. However, in accordance with SEC Release No. 34-39538 (January 12, 1998), effective informational barriers have been established between Karpus and CLIG such that voting and investment power over the subject securities is exercised by Karpus independently of CLIG, and, accordingly, attribution of beneficial ownership is not required between Karpus and CLIG.

The Shares to which this Schedule 13G relates are owned directly by the accounts managed by Karpus.
Address of principal business office or, if none, residence: 183 Sully's Trail, Pittsford, New York 14534.
Citizenship: The members of the Karpus Management Committee are US citizens. Karpus is a New York corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 989,433.00
Percent of class: 24.75 %
Sole power to vote or to direct the vote: 989,433.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 989,433.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KARPUS MANAGEMENT, INC.: /s/ Jodi L. Hedberg, Jodi L. Hedberg / Chief Compliance Officer (09/04/2026)